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                                                               Exhibit (a)(5)(B)

                                 [BAYCORP LOGO]

                51 DOW HIGHWAY, SUITE 7 - ELIOT, MAINE 03903-2037

                    PHONE (207) 451-9573 - FAX (207) 451-9583

                                  NEWS RELEASE

                       BAYCORP COMMENCES SELF TENDER OFFER

(Eliot, Maine) - January 31, 2003 - BayCorp Holdings, Ltd. ("BayCorp") (AMEX:
MWH) announced today that it has commenced a self tender offer to purchase up to 8,500,000, or approximately 91% of its fully-diluted common shares. Under the terms of the offer, BayCorp shareholders may offer to sell to BayCorp all or a portion of the shares they own at a price of $14.85 per share in cash. The offer begins today and will expire at 12:00 midnight, Eastern Standard Time, on March 3, 2003, unless the offer is extended by BayCorp.

BayCorp has 9,357,703 fully-diluted shares of common stock outstanding, including exercisable options to acquire the Company's common stock. The closing price for BayCorp's common stock on the AMEX on November 14, 2002, the last day of trading before the announcement of the tender offer, was $13.25 per share.

The offer is not conditioned on any minimum number of shares being tendered. The offer is subject to a number of specific terms and conditions, which are detailed in the Offer to Purchase being mailed to all shareholders. The Offer to Purchase also describes BayCorp's plans after the completion of the tender offer. The Company urges shareholders to read that document carefully.

BayCorp's Board of Directors has approved this offer. However, neither BayCorp nor its Board of Directors makes any recommendation as to whether shareholders should tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. All of the directors and officers who own shares or options to acquire shares have advised the Company that they intend to tender some or all of their shares or options in the offer.

ABOUT BAYCORP

BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay
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Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S TENDER OFFER AND THE INTENTIONS OF THE DIRECTORS AND OFFICERS OF THE COMPANY. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENT REGULATION OF TENDER OFFERS, THE RESPONSE OF SHAREHOLDERS, INCLUDING DIRECTORS AND OFFICERS, TO THE TENDER OFFER, AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY BAYCORP WITH THE SECURITIES AND EXCHANGE COMMISSION FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT THE COMPANY'S BUSINESS.

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